TMC BONDS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

Revenues	
Commissions	$ 54,575,037
Other income	3,429,548
Interest	867,269
Total revenue	58,871,854
Expenses	
Compensation	27,936,711
Communications and data processing	1,610,298
Professional fees	2,783,776
Marketing and promotional	502,440
Brokerage and clearing fees (including interest expense of $32,704)	10,177,948
Depreciation and amortization	934,202
Other	2,769,958
Total expenses	46,715,333
Net income	$ 12,156,521

The accompanying notes are an integral part of these financial statements.